(Name of Issuer) GolfGear International, Inc., a Nevada Corporation

(Title of Class of Securities) Common Stock

(CUSIP Number) 381689 10 8

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications) Bruce D. Varner, Esq. Varner, Saleson & Brandt LLP, 3750 University Avenue, Suite 610, Riverside, California 92501, 909-274-7777

(Date of Event which Requires Filing of this Statement) April 8, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities

Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

CUSIP No. ..................................

1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Wyngate Limited, A Jersey Limited Company

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2.Check the Appropriate Box if a Member of a Group (See

Instructions)

(a)..........................................................................................................................................

(b)..XX........................................................................................................................................

3.SEC Use Only

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4.Source of Funds (See Instructions) PF

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5.Check if Disclosure of Legal Proceedings Is Required Pursuant to

Items 2(d) or 2(e) .................

6.Citizenship or Place of Organization Jersey

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Number of

Shares

Beneficially

Owned by

Each

Reporting

Person With

7.Sole Voting Power 15,000,000 Shares

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8.Shared Voting Power

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9.Sole Dispositive 15,000,000 Shares

Power....................................................................................................

10.Shared Dispositive Power

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11.Aggregate Amount Beneficially Owned by Each Reporting Person

15,000,000 Shares.............................................

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ...........

13.Percent of Class Represented by Amount in Row (11)

49.1......................................................

14.Type of Reporting Person (See Instructions) CO

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